Community Co-Pack NW

Profit and Loss
January - April, 2022

	TOTAL
Income	
Sales of Product Income	4,056.00
Services	20,986.55
Total Income	**$25,042.55**
Cost of Goods Sold	
Cost of Goods Sold	0.00
Total Cost of Goods Sold	**$0.00**
GROSS PROFIT	**$25,042.55**
Expenses	
Total Expenses	
NET OPERATING INCOME	**$25,042.55**
NET INCOME	**$25,042.55**

Community Co-Pack NW

Balance Sheet
As of April 30, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BASIC BUSINESS CHECKING (0001)	120,953.23
Total Bank Accounts	**$120,953.23**
Accounts Receivable	
Accounts Receivable (A/R)	1,606.48
Total Accounts Receivable	**$1,606.48**
Other Current Assets	
Inventory Asset	4,606.00
Undeposited Funds	30,246.65
Total Other Current Assets	**$34,852.65**
Total Current Assets	**$157,412.36**
TOTAL ASSETS	**$157,412.36**
LIABILITIES AND EQUITY	
Liabilities	$40,200.00
Total Liabilities	**$40,200.00**
Equity	
Opening Balance Equity	0.00
Owner's Pay & Personal Expenses	-10,000.00
Retained Earnings	142,369.81
Net Income	25,042.55
Total Equity	**$157,412.36**
TOTAL LIABILITIES AND EQUITY	**$197,612.36**

Community Co-Pack NW

Statement of Cash Flows
January - April, 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	25,042.55
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-4,118.20
Inventory Asset	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-4,118.20**
Net cash provided by operating activities	**$20,924.35**
NET CASH INCREASE FOR PERIOD	**$20,924.35**
Cash at beginning of period	130,275.53
CASH AT END OF PERIOD	**$151,199.88**